UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

under the

SECURITIES ACT OF 1933

COMPETITIVE TECHNOLOGIES, INC.

(*Exact Name of Registrant as Specified in Its Charter*)

DELAWARE
(State or other jurisdiction of incorporation or organization)

36-2664428
(IRS Employer Identification No.)

777 Commerce Drive, Suite 100, Fairfield, Connecticut 06825
(Address of Principal Executive Offices(Zip Code)

Competitive Technologies, Inc. 401(K) Plan
(Full Title of the Plan)

John B. Nano, Chief Executive Officer
Competitive Technologies, Inc.
777 Commerce Drive, Suite 100
Fairfield, Connecticut 06825
(203) 368-6044
(Name, Address and Telephone Number, Including
Area Code for Agent for Service)

with a copy to:

M. Richard Cutler, Esq.
Cutler Law Group
3206 West Wimbledon Dr
Augusta, GA 30909
(706) 737-6600

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.01 per share	62,500 shares(1)	$2.24(2)	$140,000	$4.30

(1) Issuable pursuant to the "Competitive Technologies, Inc. 401(K) Plan"

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(h) and Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low trading prices of our common stock as quoted on the American Stock Exchange on November 9, 2007.

EXPLANATORY NOTE

In accordance with the instructional Note to Part I of Form S-8 as promulgated by the Securities and Exchange Commission, the information specified by Part I of Form S-8 has been omitted from this Registration Statement on Form S-8 for offers of Common Stock pursuant to the Plan.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Certain Documents by Reference.

The following documents filed by the Registrant with the Commission are incorporated herein by reference:

(a) The Registrant's Annual Report on Form 10-K for the fiscal year ended July 31, 2007 filed on October 29, 2007, as Amended on November 6, 2007.

(b) The Registrant's Current Reports on Form 8-K filed on August 10, 2007, and September 4, 2007.

(c) The description of the Common Stock contained in the Registrant's Registration Statement on Form 8-A filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), filed with the Commission on April 2, 1984, file No. 1-8696, including any amendment or report filed for the purpose of updating such description.

All reports and other documents filed by the Registrant after the date hereof pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be part hereof from the date of filing of such reports and documents.

Item 4. Description of Securities.

Not applicable.

Item 5. Interests of Named Experts and Counsel.

The validity of the issuance of the shares of Common Stock registered under this Registration Statement has been passed upon for the Registrant by Cutler Law Group. A member of that firm owns an aggregate of 50,000 shares of Common Stock of the Registrant.

Item 6. Indemnification of Directors and Officers.

Pursuant to our bylaws we have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of CTT) by reason of the fact that such person is or was one of our directors, officers, employees or agents, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.

Our bylaws also give us the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in our right to procure a judgment in our favor by reason of the fact that such person is or was one of our directors, officers, employees or agents, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of such person's duty to us unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such Court of Chancery or such other court shall deem proper.

Our bylaws also provide that to the extent that one of our directors, officers, employees or agents has been successful on the merits or otherwise in the defense of any action, suit or proceeding, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

Our bylaws further provide that our Board of Directors may by a vote of a majority of the full Board of Directors, authorize us to purchase and maintain insurance on behalf of any person who is or was one of our directors, officers, employees or agents, or is or was serving at our request as a director,

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

4.1   Unofficial restated certificate of incorporation of the Registrant as amended to date, filed as Exhibit 4.1 to the Registrant's Registration Statement on Form S-8 on April 1, 1998, File Number 333-49095 and hereby incorporated by reference.

4.2   By-laws of the Registrant, as amended effective October 14, 2005, filed as Exhibit 3.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended October 31, 2005, filed December 12, 2005, and hereby incorporated by reference.

4.3   Competitive Technologies, Inc. 401(K) Plan

5   Opinion of Cutler Law Group as to the legality of shares being registered.

23.1   Consent of Cutler Law Group (included in opinion of counsel filed as Exhibit 5).

23.2   Consent of Mahoney Cohen & Company, CPA, P.C.

23.3   Consent of BDO Seidman, LLP.

Item 9. Undertakings.

(a)   The undersigned Registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§ 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, That:

(A) Paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-8 (§ 230.16b of this chapter), and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) that are incorporated by reference in this registration statement; and

(B) Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 (§ 239.13 of this chapter) or Form F-3 (§ 239.33 of this chapter) and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) (§ 230.424(b) of this chapter) that is part of the registration statement.

(C) *Provided further, however*, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form S-1 (§ 239.11 of this chapter) or Form S-3 (§ 239.13 of this chapter), and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (§ 229.1100(c)).

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

The Registrant. Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Fairfield, Connecticut on November 12, 2007.

Competitive Technologies, Inc.

By _____

John B. Nano, Chairman, President and CEO

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
_____ John B. Nano	Chairman, President and CEO, Interim CFO (Principal Executive, Financial and Accounting Officer)	November 12, 2007
_____ Rustin Howard	Director	November 12, 2007
_____ William L. Reali	Director	November 12, 2007
_____ Richard D. Hornidge, Jr.	Director	November 12, 2007
_____ Ralph S. Torello	Director	November 12, 2007
_____ Joel M. Evans, MD	Director	November 12, 2007

AMENDMENT OF THE PLAN FOR EGTRRA

AMENDMENT NUMBER ONE TO
COMPETITIVE TECHNOLOGIES, INC.
401(K) PLAN

BY THIS AGREEMENT, Competitive Technologies, Inc. 401(k) Plan (herein referred to as the Plan) is hereby amended as follows:

ARTICLE I
PREAMBLE

1.1   Adoption and effective date of amendment. This amendment of the Plan is adopted to reflect certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). This amendment is intended as good faith compliance with the requirements of EGTRRA and is to be construed in accordance with EGTRRA and guidance issued thereunder. Except as otherwise provided, this amendment shall be effective as of the first day of the first Plan Year beginning after December 31, 2001.

1.2   Supersession of inconsistent provisions. This amendment shall supersede the provisions of the Plan to the extent those provisions are inconsistent with the provisions of this amendment.

ARTICLE II
LIMITATIONS ON CONTRIBUTIONS

2.1   Effective date. This Article shall be effective for "limitation years" beginning after December 31, 2001.

2.2   Maximum annual addition. Except to the extent permitted under Article IX of this amendment and Code Section 414(v), the "annual addition" that may be contributed or allocated to a Participant's account under the Plan for any "limitation year" shall not exceed the lesser of:

(a) $40,000, as adjusted for increases in the cost-of-living under Code Section 415(d), or

(b)   one-hundred percent (100%) of the Participant's "415 Compensation" for the "limitation year."

The "415 Compensation" limit referred to in (b) shall not apply to any contribution for medical benefits after separation from service (within the meaning of Code Section 401(h) or Code Section 419A(f)(2)) which is otherwise treated as an "annual addition."

ARTICLE III
INCREASE IN COMPENSATION LIMIT

The annual Compensation of each Participant taken into account in determining allocations for any Plan Year beginning after December 31, 2001, shall not exceed $200,000, as adjusted for cost-of-living increases in accordance with Code Section 401(a)(17)(B).

ARTICLE IV
MODIFICATION OF TOP-HEAVY RULES

4.1   Effective date. This Article shall apply for purposes of determining whether the Plan is a

1

top-heavy plan under Code Section 416(g) for Plan Years beginning after December 31, 2001, and whether the Plan satisfies the minimum benefits requirements of Code Section 416(c) for such years. This Article amends Article IX of the Plan.

4.2   Determination of top-heavy status.

(a)   Key employee. Key employee means any Employee or former Employee (including any deceased Employee) who at any time during the Plan Year that includes the determination date was an officer of the Employer having "415 Compensation" greater than $130,000 (as adjusted under Code Section 416(i)(1) for Plan Years beginning after December 31, 2002), a 5-percent owner of the Employer, or a 1-percent owner of the Employer having "415 Compensation" of more than $150,000. The determination of who is a key employee will be made in accordance with Code Section 416(i)(1) and the applicable regulations and other guidance of general applicability issued thereunder.

(b)   Determination of present values and amounts. This section (b) shall apply for purposes of determining the present values of accrued benefits and the amounts of account balances of Employees as of the determination date.

(1)   Distributions during year ending on the determination date. The present values of accrued benefits and the amounts of account balances of an Employee as of the determination date shall be increased by the distributions made with respect to the Employee under the Plan and any plan aggregated with the Plan under Code Section 416(g)(2) during the 1-year period ending on the determination date. The preceding sentence shall also apply to distributions under a terminated plan which, had it not been terminated, would have been aggregated with the Plan under Code Section 416(g)(2)(A)(i). In the case of a distribution made for a reason other than separation from service, death, or disability, this provision shall be applied by substituting "5-year period" for "1-year period."

(2)   Employees not performing services during year ending on the determination date. The accrued benefits and accounts of any individual who has not performed services for the Employer during the 1-year period ending on the determination date shall not be taken into account.

4.3   Minimum benefits. Employer matching contributions shall be taken into account for purposes of satisfying the minimum contribution requirements of Code Section 416(c)(2) and the Plan. The preceding sentence shall apply with respect to matching contributions under the Plan or, if the Plan provides that the minimum contribution requirement shall be met in another plan, such other plan. Employer matching contributions that are used to satisfy the minimum contribution requirements shall be treated as matching contributions for purposes of the actual contribution percentage test and other requirements of Code Section 401(m).

ARTICLE V
DIRECT ROLLOVERS OF PLAN DISTRIBUTIONS

5.1   Effective date. This Article shall apply to distributions made after December 31, 2001.

5.2   Modification of definition of eligible retirement plan. For purposes of the direct rollover provisions in Section 7.12 p.60 of the Plan, an eligible retirement plan shall also mean an annuity contract described in Code Section 403(b) and an eligible plan under Code Section 457(b) which is maintained by a state, political subdivision of a state, or any agency or instrumentality of a state or political subdivision of a state and which agrees to separately account for amounts transferred into such plan from this Plan. The definition of eligible retirement plan shall also apply in the case of a distribution to a surviving spouse, or to a spouse or former spouse who is the alternate payee under a qualified domestic relation order, as defined in Code Section 414(p).

5.3 Modification of definition of eligible rollover distribution to exclude hardship distributions. For purposes of the direct rollover provisions in Section 7.12 p.60 of the Plan, any amount that is distributed on account of hardship shall not be an eligible rollover distribution and the distributee may not elect to have any portion of such a distribution paid directly to an eligible retirement plan.

ARTICLE VI
ROLLOVERS FROM OTHER PLANS

The Administrator, operationally and on a nondiscriminatory basis, may limit the source of rollover contributions that may be accepted by this Plan.

ARTICLE VII
ROLLOVERS DISREGARDED IN INVOLUNTARY CASH-OUTS

7.1 Applicability and effective date. This Article applies to rollover contributions and involuntary cash-outs, and shall be effective with respect to distributions made on and after January 1, 2002 with respect to Participants who separate from service on or after January 1, 2002.

7.2 Rollovers disregarded in determining value of account balance for involuntary distributions. For purposes of Section 6.4(a) p.46 of the Plan, the value of a Participant's nonforfeitable account balance shall be determined without regard to that portion of the account balance that is attributable to rollover contributions (and earnings allocable thereto) within the meaning of Code Sections 402(c), 403(a)(4), 403(b)(8), 408(d)(3)(A)(ii), and 457(e)(16). If the value of the Participant's nonforfeitable account balance as so determined is $5,000 or less, the Plan shall immediately distribute the Participant's entire nonforfeitable account balance.

ARTICLE VIII
REPEAL OF MULTIPLE USE TEST

The multiple use test described in Treasury Regulation Section 1.401(m)-2 and Section 4.7(a)(2) p.32 of the Plan shall not apply for Plan Years beginning after December 31, 2001.

ARTICLE IX
CATCH-UP CONTRIBUTIONS

9.1 Effective date. This Article shall apply to catch-up contributions made on and after August 1, 2002.

9.2 Applicability. All Employees who are eligible to make salary reductions under this Plan and who have attained age 50 before the close of the Plan Year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of, Code Section 414(v). Such catch-up contributions shall not be taken into account for purposes of the provisions of the Plan implementing the required limitations of Code Sections 402(g) and 415. The Plan shall not be treated as failing to satisfy the provisions of the Plan implementing the requirements of Code Section 401(k)(3), 401(k)(11), 401(k)(12), 410(b), or 416, as applicable, by reason of the making of such catch-up contributions.

ARTICLE X
SUSPENSION PERIOD FOLLOWING HARDSHIP DISTRIBUTION

A Participant who, after December 31, 2001, receives a distribution of elective deferrals on account of hardship, shall be prohibited from making elective deferrals and Employee contributions under this and all other plans of the Employer for six (6) months after receipt of the distribution. A Participant who, in calendar year 2001, receives a distribution of elective deferrals on account of hardship shall be prohibited from making elective deferrals and Employee contributions under this and all other plans of the Employer for six (6) months after receipt of the distribution or until January 1, 2002, if later.

ARTICLE XI
DISTRIBUTION UPON SEVERANCE FROM EMPLOYMENT

11.1. Effective date. This Article shall apply for distributions occurring on and after January 1, 2002 regardless of when severance from employment occurred.

11.2. New distributable event. A Participant's Elective Contributions and earnings attributable to these contributions shall be distributed on account of the Participant's severance from employment. However, such a distribution shall be subject to the other provisions of the Plan regarding distributions, other than provisions that require a separation from service before such amounts may be distributed.

IN WITNESS WHEREOF, this Amendment has been executed this _23ʳᵈ_ day
of _December 2007_.

Competitive Technologies, Inc.

By _[signature]_
EMPLOYER
Executive Vice President

[signature], Trustee
TRUSTEE

Jeanne Wendschuh, Trustee
TRUSTEE

5

MINIMUM DISTRIBUTION REQUIREMENTS

AMENDMENT TO THE

Competitive Technologies, Inc. 401(k) Plan

ARTICLE I
GENERAL RULES

1.1   Effective Date. Unless a later effective date is specified in Section 6.1 of this Amendment, the provisions of this Amendment will apply for purposes of determining required minimum distributions for calendar years beginning with the 2002 calendar year.

1.2   Coordination with Minimum Distribution Requirements Previously in Effect. If the effective date of this Amendment is earlier than calendar years beginning with the 2003 calendar year, required minimum distributions for 2002 under this Amendment will be determined as follows. If the total amount of 2002 required minimum distributions under the Plan made to the distributee prior to the effective date of this Amendment equals or exceeds the required minimum distributions determined under this Amendment, then no additional distributions will be required to be made for 2002 on or after such date to the distributee. If the total amount of 2002 required minimum distributions under the Plan made to the distributee prior to the effective date of this Amendment is less than the amount determined under this Amendment, then required minimum distributions for 2002 on and after such date will be determined so that the total amount of required minimum distributions for 2002 made to the distributee will be the amount determined under this Amendment.

1.3   Precedence. The requirements of this Amendment will take precedence over any inconsistent provisions of the Plan.

1.4   Requirements of Treasury Regulations Incorporated. All distributions required under this Amendment will be determined and made in accordance with the Treasury regulations under Section 401(a)(9) of the Internal Revenue Code.

1.5   TEFRA Section 242(b)(2) Elections. Notwithstanding the other provisions of this Amendment, distributions may be made under a designation made before January 1, 1984, in accordance with Section 242(b)(2) of the Tax Equity and Fiscal Responsibility Act (TEFRA) and the provisions of the Plan that relate to Section 242(b)(2) of TEFRA.

ARTICLE II
TIME AND MANNER OF DISTRIBUTION

2.1   Required Beginning Date. The Participant's entire interest will be distributed, or begin to be distributed, to the Participant no later than the Participant's required beginning date.

2.2   Death of Participant Before Distributions Begin. If the Participant dies before distributions begin, the Participant's entire interest will be distributed, or begin to be distributed, no later than as follows:

(a) If the Participant's surviving spouse is the Participant's sole designated beneficiary, then, except as provided in Article VI, distributions to the surviving spouse will begin by December 31 of the calendar year immediately following the calendar year in which the Participant died, or by

December 31 of the calendar year in which the Participant would have attained age 70½, if later.

(b) If the Participant's surviving spouse is not the Participant's sole designated beneficiary, then, except as provided in Article VI, distributions to the designated beneficiary will begin by December 31 of the calendar year immediately following the calendar year in which the Participant died.

(c) If there is no designated beneficiary as of September 30 of the year following the year of the Participant's death, the Participant's entire interest will be distributed by December 31 of the calendar year containing the fifth anniversary of the Participant's death.

(d) If the Participant's surviving spouse is the Participant's sole designated beneficiary and the surviving spouse dies after the Participant but before distributions to the surviving spouse begin, this Section 2.2, other than Section 2.2(a), will apply as if the surviving spouse were the Participant.

For purposes of this Section 2.2 and Article IV, unless Section 2.2(d) applies, distributions are considered to begin on the Participant's required beginning date. If Section 2.2(d) applies, distributions are considered to begin on the date distributions are required to begin to the surviving spouse under Section 2.2(a). If distributions under an annuity purchased from an insurance company irrevocably commence to the Participant before the Participant's required beginning date (or to the Participant's surviving spouse before the date distributions are required to begin to the surviving spouse under Section 2.2(a)), the date distributions are considered to begin is the date distributions actually commence.

2.3   Forms of Distribution. Unless the Participant's interest is distributed in the form of an annuity purchased from an insurance company or in a single sum on or before the required beginning date, as of the first distribution calendar year distributions will be made in accordance with Articles 3 and 4 of this Amendment. If the Participant's interest is distributed in the form of an annuity purchased from an insurance company, distributions thereunder will be made in accordance with the requirements of Section 401(a)(9) of the Code and the Treasury regulations.

ARTICLE III
REQUIRED MINIMUM DISTRIBUTIONS DURING PARTICIPANT'S LIFETIME

3.1   Amount of Required Minimum Distribution For Each Distribution Calendar Year. During the Participant's lifetime, the minimum amount that will be distributed for each distribution calendar year is the lesser of:

(a) the quotient obtained by dividing the Participant's account balance by the distribution period in the Uniform Lifetime Table set forth in Section 1.401(a)(9)-9 of the Treasury regulations, using the Participant's age as of the Participant's birthday in the distribution calendar year; or

(b) if the Participant's sole designated beneficiary for the distribution calendar year is the Participant's spouse, the quotient obtained by dividing the Participant's account balance by the number in the Joint and Last Survivor Table set forth in Section 1.401(a)(9)-9 of the Treasury regulations, using the Participant's and spouse's attained ages as of the Participant's and spouse's birthdays in the distribution calendar year.

3.2   Lifetime Required Minimum Distributions Continue Through Year of Participant's Death.
Required minimum distributions will be determined under this Article 3 beginning with the first
distribution calendar year and up to and including the distribution calendar year that includes the
Participant's date of death.

ARTICLE IV
REQUIRED MINIMUM DISTRIBUTIONS AFTER PARTICIPANT'S DEATH

4.1   Death On or After Date Distributions Begin.

(a) Participant Survived by Designated Beneficiary. If the Participant dies on or after the date
distributions begin and there is a designated beneficiary, the minimum amount that will be
distributed for each distribution calendar year after the year of the Participant's death is the
quotient obtained by dividing the Participant's account balance by the longer of the remaining
life expectancy of the Participant or the remaining life expectancy of the Participant's designated
beneficiary, determined as follows:

(1) The Participant's remaining life expectancy is calculated using the age of the Participant in
the year of death, reduced by one for each subsequent year.

(2) If the Participant's surviving spouse is the Participant's sole designated beneficiary, the
remaining life expectancy of the surviving spouse is calculated for each distribution calendar
year after the year of the Participant's death using the surviving spouse's age as of the spouse's
birthday in that year. For distribution calendar years after the year of the surviving spouse's
death, the remaining life expectancy of the surviving spouse is calculated using the age of the
surviving spouse as of the spouse's birthday in the calendar year of the spouse's death,
reduced by one for each subsequent calendar year.

(3) If the Participant's surviving spouse is not the Participant's sole designated beneficiary, the
designated beneficiary's remaining life expectancy is calculated using the age of the beneficiary
in the year following the year of the Participant's death, reduced by one for each subsequent
year.

(b) No Designated Beneficiary. If the Participant dies on or after the date distributions begin
and there is no designated beneficiary as of September 30 of the year after the year of the
Participant's death, the minimum amount that will be distributed for each distribution calendar
year after the year of the Participant's death is the quotient obtained by dividing the Participant's
account balance by the Participant's remaining life expectancy calculated using the age of the
Participant in the year of death, reduced by one for each subsequent year.

4.2   Death Before Date Distributions Begin.

(a) Participant Survived by Designated Beneficiary. Except as provided in Article VI, if the
Participant dies before the date distributions begin and there is a designated beneficiary, the
minimum amount that will be distributed for each distribution calendar year after the year of the
Participant's death is the quotient obtained by dividing the Participant's account balance by the
remaining life expectancy of the Participant's designated beneficiary, determined as provided in
Section 4.1.

(b) No Designated Beneficiary. If the Participant dies before the date distributions begin and
there is no designated beneficiary as of September 30 of the year following the year of the

Participant's death, distribution of the Participant's entire interest will be completed by December 31 of the calendar year containing the fifth anniversary of the Participant's death.

(c) <u>Death of Surviving Spouse Before Distributions to Surviving Spouse Are Required to Begin</u>. If the Participant dies before the date distributions begin, the Participant's surviving spouse is the Participant's sole designated beneficiary, and the surviving spouse dies before distributions are required to begin to the surviving spouse under Section 2.2(a), this Section 4.2 will apply as if the surviving spouse were the Participant.

ARTICLE V
DEFINITIONS

5.1 <u>Designated beneficiary</u>. The individual who is designated as the Beneficiary under the Plan and is the designated beneficiary under Section 401(a)(9) of the Internal Revenue Code and Section 1.401(a)(9)-1, Q&A-4, of the Treasury regulations.

5.2 <u>Distribution calendar year</u>. A calendar year for which a minimum distribution is required. For distributions beginning before the Participant's death, the first distribution calendar year is the calendar year immediately preceding the calendar year which contains the Participant's required beginning date. For distributions beginning after the Participant's death, the first distribution calendar year is the calendar year in which distributions are required to begin under Section 2.2. The required minimum distribution for the Participant's first distribution calendar year will be made on or before the Participant's required beginning date. The required minimum distribution for other distribution calendar years, including the required minimum distribution for the distribution calendar year in which the Participant's required beginning date occurs, will be made on or before December 31 of that distribution calendar year.

5.3 <u>Life expectancy</u>. Life expectancy as computed by use of the Single Life Table in Section 1.401(a)(9)-9 of the Treasury regulations.

5.4 <u>Participant's account balance</u>. The account balance as of the last valuation date in the calendar year immediately preceding the distribution calendar year (valuation calendar year) increased by the amount of any contributions made and allocated or forfeitures allocated to the account balance as of dates in the valuation calendar year after the valuation date and decreased by distributions made in the valuation calendar year after the valuation date. The account balance for the valuation calendar year includes any amounts rolled over or transferred to the Plan either in the valuation calendar year or in the distribution calendar year if distributed or transferred in the valuation calendar year.

5.5 <u>Required beginning date</u>. The date specified in the Plan when distributions under Section 401(a)(9) of the Internal Revenue Code are required to begin.

IN WITNESS WHEREOF, this Amendment has been executed this 11th day of November, 2003.

Competitive Technologies, Inc.

By John B. Nano
EMPLOYER

Jeanne Wendschuh
TRUSTEE

COMPETITIVE TECHNOLOGIES, INC.

MEETING OF THE BOARD OF DIRECTORS
December 5, 2003

Resolution to Amend the Competitive Technologies, Inc. 401(k) Plan

That the Competitive Technologies, Inc. 401(k) Plan be and hereby is amended by revising Section 4.1(c) and 4.4(b)(3) thereof to read as follows, with such amendments to be effective as of January 1, 2003:

4.1(c)   On behalf of each Participant who is eligible to share in the Qualified Non-Elective Contribution for the Plan Year, a discretionary Qualified Non-Elective Contribution equal to a uniform percentage of each eligible individual's Compensation, the exact percentage, if any, to be determined each year by the Employer. Any Employer Qualified Non-Elective Contribution shall be deemed an Employer Elective Contribution.

4.4(b)(3)   With respect to the Employer Qualified Non-Elective Contribution made pursuant to Section 4.1(c), to each Participant's Elective Account when used to satisfy the "Actual Deferral Percentage" tests or Participant's Account in accordance with Section 4.1(c).

Only Participants who have completed a Year of Service during the Plan Year and are actively employed on the last day of the Plan Year shall be eligible to share in the Qualified Non-Elective Contribution for the year.

COMPETITIVE TECHNOLOGIES, INC.

MINUTES OF THE MEETING OF
THE BOARD OF DIRECTORS

JUNE 9, 2005

A meeting of the Board of Directors (the "Board") of Competitive Technologies, Inc., a Delaware corporation (the "Company"), was held on June 9, 2005 at the Newport Marriott Hotel in Newport, Rhode Island. The meeting began at 8:00 a.m. Eastern Time. Present at the meeting were all of the directors including Richard E. Carver, George W. Dunbar, Jr., Dr. Donald J. Freed, Dr. Maria-Luisa Maccecchini, John B. Nano, Charles J. Philippin, and John M. Sabin. Also present were Michael D. Davidson, Vice President and Chief Financial Officer, Paul A. Levitsky, Vice President and General Counsel, and Allan J. Reich of Seyfarth Shaw LLP, outside counsel to the Company.

Mr. Carver chaired the meeting and Mr. Reich acted as secretary.

The next item on the agenda was the Compensation and Stock Option Committee's (the "Compensation Committee") proposed amendments to the Company's 401(k) Plan, which had been provided to members of the Board prior to the meeting. The Board reviewed and engaged in discussion of the proposed amendments. Upon motion duly made and seconded, the Board unanimously approved and adopted the following resolutions:

RESOLVED, that the Company's 401(k) Plan be amended in Article III section 3.2 paragraph one to read as set forth below, with such Amendment to be effective as of January 1, 2005.

3.2   EFFECTIVE DATE OF TERMINATION

An Eligible Employee shall become a Participant effective as of the first day of the Plan Year month coinciding with or next following the date such Employee met the eligibility requirements of Section 3.1, provided said Employee was still employed as of such date (or if not employed on such date, as of the date of rehire if a 10-Year Break in Service has not occurred or, if later, the date that the Employee would have otherwise entered the Plan had the Employee not terminated employment).

FURTHER RESOLVED, that the Company's 401(k) Plan be amended in Article IV section 4.2(j)(2) to read as set forth below, with such Amendment to be effective as of January 1, 2005.

4.2   PARTICIPANT'S SALARY REDUCTION ELECTION

(j)(2)   A Participant may modify a prior election during the Plan Year and concurrently make a new election by filing a written notice with the Administrator within a reasonable time before the pay period for which such modification is to be effective. However, modifications to a salary deferral election shall only be permitted monthly, during election periods established by the Administrator prior to the first day of each Plan Year month.   Any modification shall not have retroactive effect and shall remain in force until revoked.

Upon motion duly made and seconded, the Board also unanimously approved other proposed amendments set forth in the memorandum dated May 31, 2005 from the Trustees of 401(k) Plan to the Compensation Committee, Board of Directors and Mr. Nano, a copy of which was previously provided to members of the Board.

Thereupon, the Board discussed and agreed upon the appointment of Dr. Freed as President and Chief Executive Officer, on an interim basis, upon the event of Mr. Nano's termination.

There being no further business the meeting was adjourned at approximately 12:30 p.m. Eastern Time.



Allan J. Reich
Secretary of the Meeting



Richard E. Carver
Chairman of the Board

EXHIBIT 5



CUTLER LAW GROUP

Attorneys at Law
www.cutlerlaw.com   M. Richard Cutler, Esq.

Competitive Technologies, Inc.
777 Commerce Drive
Suite 100
Fairfield, CT 06825

Ladies and Gentlemen:

You have requested our opinion as counsel for Competitive Technologies, Inc., a Delaware corporation (the "Company") in connection with the registration under the Securities Act of 1933, as amended, and the Rules and Regulations promulgated thereunder, and the public offering by the Company of up to 62,500 shares of Company common stock issuable in connection with the Competitive Technologies, Inc. 401(K) Plan.

We have examined the Company's Registration Statement on Form S-8 in the form to be filed with the Securities and Exchange Commission on or about November 12, 2007 (the "Registration Statement"). We further have examined the Certificate of Incorporation, Bylaws, and applicable minutes of the Company as a basis for the opinion hereafter expressed.

Based on the foregoing examination, we are of the opinion that, upon issuance and sale in the manner described in the Registration Statement, the shares of common stock covered by the Registration Statement will be legally issues, fully paid, and nonassessable.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

Cutler Law Group

EXHIBIT 23.2

<u>Consent of Independent Registered Public Accounting Firm</u>

Competitive Technologies, Inc.
Fairfield, Connecticut

We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement of our report dated October 24, 2007, relating to the consolidated financial statements of Competitive Technologies, Inc. appearing in the Company's 2007 Form 10-K for the year ended July 31, 2007.

We also consent to the reference to us under the caption "Experts" in the Prospectus.

_____
Mahoney Cohen & Company, CPA, P.C.
New York, New York

November 12, 2007

EXHIBIT 23.3

<u>Consent of Independent Registered Public Accounting Firm</u>

Competitive Technologies, Inc.
Fairfield, Connecticut

We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement of our report dated October 4, 2006, relating to the consolidated financial statements of Competitive Technologies, Inc. appearing in the Company's 2007 Form 10-K for the year ended July 31, 2007.

We also consent to the reference to us under the caption "Experts" in the Prospectus.

BDO Seidman, LLP
New York, New York

November 20   , 2007